Filed by Saxon Capital, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934.
Subject Company: Saxon Capital, Inc.
Commission File No. 000-33485

        Set forth below is the transcript from Saxon Capital, Inc.‘s earnings conference call for the quarter and year ended December 31, 2003, which occurred on January 30, 2004. During the conference call, Saxon’s proposal to convert to a real estate investment trust (“REIT”) also was discussed.

        Information contained in the transcript is not a substitute for the proxy statement/prospectus that Saxon intends to file with the Securities and Exchange Commission in connection with its proposed REIT conversion. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS, ABOUT SAXON AND THE PROPOSED TRANSACTION. The proxy statement/prospectus and other documents which will be filed by Saxon with the Securities and Exchange Commission will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request when such a filing is made to Bobbi J. Roberts, Vice President, Investor Relations, Saxon Capital, Inc. 4860 Cox Road, Suite 300, Glen Allen, Virginia, telephone 804.967.7879, email: robertsb@saxonmtg.com.

        Saxon, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed REIT conversion. Information about the directors and executive officers of Saxon and their ownership of Saxon stock is set forth in the proxy statement for Saxon’s 2003 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

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StreetEvents Transcript
F I N A L V E R S I O N

SAXN — Saxon Capital, Inc.

Q4 2003 Saxon Capital, Inc. Earnings Conference Call Jan. 30. 2004 / 11:00AM ET

Corporate Participants

       Bobbi Roberts
Saxon Capital, Inc. — VP of IR

       Michael Sawyer
Saxon Capital, Inc. — Director, CEO

      Rob Eastep
Saxon Capital, Inc. — CFO

       Dennis Stowe
Saxon Capital, Inc. — Director, President, COO

Conference Call Participants

       Mark Alpert
Centurion — Analyst

       Sam Moran— Analyst

       Alan Fournier
Pennant Capital — Analyst

       Richard Shane
Jefferies & Co. — Analyst

       Jeff Hires — Analyst

       Josh Elvin — Analyst

Presentation

Operator

        Welcome to your conference call today with Bobbi Roberts. I would like to remind everyone that today’s conference is being recorded for replay purposes, and that you’ll be on a listen-only mode throughout the presentation, but there will be a question-and-answer session to follow.

        At this time, I’ll turn it over to you, ma’am. And thank you for using Sprint.

Bobbi Roberts, Saxon Capital, Inc. - VP of IR

        Thank you. Good morning, and welcome to Saxon Capital’s fourth-quarter and year-end 2003 earnings conference call. I have with me this morning Michael Sawyer, Chief Executive Officer; Rob Eastep, Chief Financial Officer; and Dennis Stowe, Chief Operating Officer and President. We issued a press release yesterday, which is available along with our summary of financial data on our Web page, which is www.SaxonCapitalInc.com.

        As customary, I would like to begin with the following information for forward-looking statements. Statements in this discussion containing words such as believe, anticipate, intend, expect and other similar words are forward-looking statements, and are based on current expectations and assumptions that are subject to risks and uncertainties. Our actual results and the timing of certain events could differ materially, due to a number of factors, such as changes in overall economic conditions and interest rates, changes in the capital markets and competitive conditions applicable to our industry, changes in the applicable legal and regulatory environment and the continued success of management strategy. You should also be aware that all information in this discussion is as of January 30th, 2004. We undertake no duty to update any forward-looking statement to conform to actual results or changes in the Company’s expectations.

        With that, I’d like to a now turn the call over to Michael Sawyer, our Chief Executive Officer.

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

        Thank you, Bobbi, and good morning, everyone. We’re pleased to announce that during the fourth quarter of 2003, we earned a net income of $20.2 million or 66 cents per share on a fully-diluted basis. And for the year, we earned net income of $65.1 million or $2.16 per share, again on a fully-diluted basis. We are very pleased with our operating results and the portfolio growth for both the quarter and the year end. During the fourth quarter, our retail production was 172.2 million, a decrease of 10 percent over the same period last year and a decrease of 7 percent from the third quarter of ‘03. However, it was an 18 percent increase, year over year, over the year ended 2002. We’re pleased with the change in the credit mix during the quarter for retail, and we feel that the changes that we made in the third quarter are beginning to pay off.

        Production and wholesale continued to steadily increase, and totaled 320 million for the quarter, an increase of 11 percent over the prior-year fourth quarter and 8 percent from the third quarter of this your. Year-over-year growth in wholesale was 14 percent. Total year production of 1.2 billion represents an all-time production record for Saxon’s wholesale channel.

        Correspondent flow continues to exceed our expectations. Flow production action was 172 million for the quarter, an increase of 63 percent from the prior-year fourth quarter, and a slight decline of 7 percent from the third quarter of this your. Year-over-year growth for the flow channel was 84 percent.

        Overall, Saxon realized a 24 percent increase in our originations during 2003. We continue to stay on track with our business plan of producing a high-yielding portfolio on a sustainable basis. At year end 2003, our owned portfolio has grown to $4.7 billion. The weighted average FICO score for the portfolio increased to 610, as compared to 608 in the third quarter. The portfolio has a weighted-average coupon of approximately 8.2 percent, as compared to 8.3 percent in the third quarter.

        And with that overview, I’ll turn the call over to Rob Eastep, our Chief Financial Officer, for a review of the financial results.

Rob Eastep, Saxon Capital, Inc. - CFO

        Thanks, Mike. Saxon ended 2003 with a strong balance sheet to working capital position. We have approximately 4.7 billion in net mortgage loans, 107 million in short-term liquidity and 1.5 billion in warehouse lines.

        We did continue to see our net interest margin decline for the quarter, as we maintain a high percentage of the A plus production. In addition, we continue to see higher prepayment speeds. This quarter, we reclassed our prepayment penalty income into interest income line item. The prepayment penalty income offset the accelerated amortization of the loan acquisition costs and the margin lost when the loans prepaid faster. We felt this better reflects the true yield on our portfolio, and brings us into conformity with other firms in our sector.

        It is important to note that, due to our higher credit mix portfolio, lower delinquencies and lower charge-offs, our gross margins has declined. However, our loan loss provision requirements have also declined. The net interest margin after provision has remained stable quarter over quarter. This is highlighted in our press release and the supplemental financial data.

        Our overall G&A expenses increased during the fourth quarter over prior quarters, due to increased service costs related to our third-party acquisitions, technology investments in our origination channels, retail marketing costs, and legal and insurance expenses. However, during 2003, Saxon improved its efficiency ratio from 67 percent in 2002 to 52 percent in 2003, a 22 percent improvement.

        With that, I’d like to turn the call over to Dennis to discuss the portfolio results.

Dennis Stowe, Saxon Capital, Inc. - Director, President, COO

        Thanks, Rob. Our total servicing portfolio as of December 31st was 9.9 billion, of which 4.7 billion represents Saxon’s portfolio. The seriously delinquent rate of Saxon’s owned portfolio was 7.7 percent at December 31st, as compared to 7.7 percent at September 30. Serious delinquencies in our owned portfolio remained consistent quarter over quarter. We did experience a decline in seriously delinquent accounts for our total servicing portfolio. During the quarter, we purchased the rights to service approximately $1.3 billion in mortgage loans, at an average cost of 65 basis points. Finally, our cost of services remained consistent at 26 basis points from the third quarter to the fourth quarter.

        With that, I’d like to turn the call back to Mike.

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

        Thank you very much, Dennis. We’re very happy with our year-end and quarterly results during an especially challenging year. We look forward to continuing our success in 2004. As many of you may be aware of, on Monday, we announced that our Board of Directors had approved management’s recommendation for conversion of the Company to a real estate investment trust structure, to take place in the second or third quarter of this year, and which will be effective for the fiscal year 2004, beginning January 1st. We’re in the process of filing our S-4 document, and we will be filing this document shortly with the SEC.

        I would now like to turn the call over to our operator so that we can take any questions from our listeners.

Questions and Answers

Operator

        (OPERATOR INSTRUCTIONS). Mark Alpert (ph), Centurion.

Mark Alpert, Centurion - Analyst

        When you say that you expect the reconversion to take place in the Q2 or Q3, but effective at the beginning of the year, are you saying that you would also expect the dividend for the year to be based upon full-year earnings? Or would it be just from the period in time of which the conversion is, let’s say, May or June?

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

        Our expectation is that there will be two dividends. The first dividend, which will take place immediately prior to but concurrent with the conversion of the companies, will be a dividend out of our prior earnings and profits to our current shareholders. And that serves two purposes — first of all, to qualify us for reconsideration and then, secondly, one of the tests as an REIT is the relationship between your taxable REIT sub’s assets and the assets that are owned within the REIT. And that dividend will go to existing shareholders of record of a date to be determined.

        The quarterly dividends that are natural to a REIT will begin in the third quarter or the first quarter after we have converted to a REIT, and then they will remain regular quarter over quarter.

Mark Alpert, Centurion - Analyst

        So what you mean by, then, effective to the beginning of the year? That’s what I —

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

        That particular statement is — under the REIT rules, you have until December 31st of the fiscal year to elect to be treated as a real estate investment trust under IRS tax laws. So, assuming the successful capital raise and conversion to REIT structure, that will be effective for our full fiscal tax year, and so our taxes will be reduced by that subsequent amount. And that will affect the earnings of the REIT.

Operator

      Sam Moran (ph).

      Sam Moran, — Analyst

        I have a couple of questions for you. First, on the P&L, there were two line item that stood out to me. The first one was for the provision of mortgage loans. It declined by about 2.3 million, and I think you touched on it just the second ago. But if you can elaborate on that decline, that would be great because, according to my math, that adds about 7 cents a share. And if you can do the same exercise with the income tax expense — there was a decline from about 11 million to about 8 million, which adds about 9 cents.

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

        Right.

        Those are two easily answered questions, but they’re good ones. Thank you, Sam. First of all, the decline in the reserve provision for losses is directly attributable to the improvements in the credit quality of the new originations, versus what we had on the portfolio before and, secondly, the consistency of our delinquency versus all of our models that we have for loss expectations. We have been running at a loss rate that is significantly better than what we have modeled. We have not, in any way, shape or form, changed our reserve philosophy; it has remained the same and consistent since the beginning. However, the excellent performance of the portfolio and the job that our people down in Fort Worth are doing at the servicing company has just driven the reserve to be at the level that it is, and that is completely reflective of the credit quality of the portfolio. If you recall, back in 2001, the portfolio’s weighted average FICO was somewhere in the 585 range, and as of last quarter, it has improved all the way up to 610, which is a significant improvement in credit quality.

        The change to the income tax is directly related to the maneuvers and structurings that we are doing to prepare the Company for the REIT conversion. In doing so, and in order to build a balance sheet for the REIT conversion, we created a captive real estate investment trust subsidiary. The net effect of that captive trust was twofold; it lowered our state income taxes for the state of Virginia, and it was a net $1.9 million contribution. And it also allowed us to price our first deal of 2004, which priced yesterday in the marketplace at extremely favorable levels as an owner trust structure, which allowed it for both tax and accounting purposes to keep the assets on the books. And in this manner, we will build the balance sheet to allow us to meet the REIT test, come conversion time. I hope that answered both your questions, Sam.

      Sam Moran, — Analyst

        Yes, I think so. So these declines are not one-time events, then, or at least the provision for mortgage loans. We’re looking at a run rate of a lesser number?

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

        As long as the credit mix continues as it has over the last three to four quarters, our expectations would be a similar level of loan loss provisions. That’s really driven by the credit mix plus the delinquency in the portfolio.

      Sam Moran, — Analyst

        And a question on the REIT conversion. I’m not very familiar with the mechanics of it, but one of the things I was looking at was that your current portfolio might not be able to pay a dividend because it’s still taxable. From what I understand, you will be able to merge most of those assets into the REIT so you can be paying a run-rate dividend more quickly than initially thought?

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

        That is correct. Most of the assets of the portfolio would represent good REIT assets. Because this is a very important issue to address, I’m going to turn this question over to Rob, and I’ll let him give you the taxable details.

Rob Eastep, Saxon Capital, Inc. - CFO

        Sam, the assets that we currently have in the portfolio would qualify as good REIT assets. And in the REIT conversion, we will be contributing those assets to the REIT. They are good, qualifying REIT assets. And obviously, if they are good, qualifying REIT assets, the income on that will be good REIT income also.

        On the other hand, the servicing portfolio that we have, third-party servicing, the revenue that we get off of that stream would be in our taxable REIT subsidiary. And we will pay taxes on that stream of income. So the way to look at our — if you look at it from an income statement standpoint, if you look at the net interest margin, that will be our qualified REIT subsidiary earnings, and then the net servicing income line would be your taxable REIT subsidiary.

Operator

      Alan Fournier, Pennant Capital.

Alan Fournier, Pennant Capital - Analyst

        I guess I can’t ask you about a REIT conversion this time. But I did actually have questions about the capital raising; that was the only thing that surprised me here, I guess, in a sense. $500 million seems like an awfully big number. Can you help us understand what your plans are for that capital?

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

        Absolutely, Alan. The best way to really look at this, I think, is in comparison to what we did when we came out two years ago. If you recall, when we came out two years ago, and spun out from under Dominion’s corporate ownership, we raised $305 million, of which we took $170 million and paid it back in a dividend to our former shareholders, which happened to be Dominion Capital. And then we were left with $123 million of networking capital, with which we have almost entirely fully invested to get to the point where we are now in the portfolio.

        The deal, as we foresee it, on the secondary capital raising conversion — and it’s important to look at the numbers. At that point in time, we were originating about 1.9 billion per year. We started off with a $600 million owned loan portfolio and approximately 4 billion of third-party servicing from our prior parent.

        If you look at the deal as we are discussing it now, we are out to raise $500 million total. We’re going to dividend back to our current shareholders approximately $120 million. And that will leave us, net of expenses of the conversion of the deal, with about $280 to $300 million of liquid working capital. However, we will now own a portfolio of approximately $5 to $6 billion, taking in the first two quarters’ production. We will have servicing rights for third parties in excess of $5 billion. We will own an origination platform that is now originating over $3 billion a year. And we feel that, given our aversion to having to come to the market every quarter for new equity capital to grow the business, that that amount of capital will allow us to continue to grow the portfolio in the manner in which we have over the last two years, and give us the cushion, as you will, to have not have to return to the equity markets for at least a two- to three-year period.

Alan Fournier, Pennant Capital - Analyst

        I see. So you are front-end loading your capital requirements?

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

        If you look at the business, we are reloading our capital because we have grown faster than our model. We feel that we have employed it extremely efficiently, and we are coming back to the market for more capital to continue to do the same, but at a faster run rate. And yes, we are front-loading it; that’s what we did the first time. We feel that it is a safer and a more stable and a more conservative way to do this business, and that fits in well with our management culture.

Alan Fournier, Pennant Capital - Analyst

        And you say you can put it to work faster this time. Can you help me —

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

        Well, we have had opportunities over the past year to invest in our servicing business. There are other opportunities which, because of Reg FD that I really can’t discuss, but which we look very favorably on, in terms of joint ventures and partnerships which will both accelerate the growth of the servicing business and the growth of our originations and/or good REIT assets that we will hold in the REIT and generate income in an accretive nature. That’s as far as I can really go on it, Alan, because if I talk anymore, the price goes up.

Alan Fournier, Pennant Capital - Analyst

        Well, but the cost of capital goes down.

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

        I understand.

Alan Fournier, Pennant Capital - Analyst

    Okay.        So what I hear you saying is that there are opportunities to accelerate the deployment of capital. And I guess the way to look at the Company going forward will be sort of on a multiple servicing income that’s taxable, plus a dividend that would be in the REIT structure?

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

        That is exactly true. It is our intention to, just as we were a little bit of a different Company as a sub-prime mortgage Company, we intend to be a little bit of a different Company as a REIT. We intend to use the growth of the servicing business and the capital that we retained in that business to help fund the future growth of the REIT, and we intend to maximize all good REIT income that we can to dividend out to our shareholders, while still being able to grow the portfolio on a sustainable basis.

Operator

      Richard Shane.

Richard Shane, Jefferies & Co. - Analyst

        I’ve got a bunch of just sort of little different questions. Why don’t I rattle them off, and you can sort of address them one at a time. Can you talk about what’s going on in the wholesale market, what you’re seeing for broker premiums at this point?

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

    Right.        Broker premiums haven’t really moved much. With all the state predatory lending laws and the competition that the broker faces, both retail and correspondent, they pretty much will get 1 to 2 points from the customer. And they’ll get, on average, about 1 point on the back. Rob, what was our average premium paid? I believe it was 0.99 or something?

Rob Eastep, Saxon Capital, Inc. - CFO

      About 1 point.

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

        Right about 1 point. What we are seeing now, and we have — while we’ve continued to grow the business and market share, we have not participated in, and I think you saw that in the stability of our net interest margin after reserves — is that there is a lot of price warring going on right now in the marketplace, which if you recall, last quarter, I discussed it and said that that was our expectation it would happen. We do not intend to follow that war, and the competitors that do follow that war will see increasing cost of funds over the short term, with narrowing margins. It’s our intention to deploy our capital at minimum returns that we have always had, in terms of targets, and we will maintain that discipline. And I feel that over the ups and downs of the long period that Saxon has been in the business, that we will be successful in doing so.

Richard Shane, Jefferies & Co. - Analyst

        Mike, so you’re saying that the competition we see heating up is impacting yields more than broker premiums?

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

      That is correct.

Richard Shane, Jefferies & Co. - Analyst

    Okay.        A couple of other questions. What is the current lifetime loss assumption, at this point?

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

        We’ve maintained it pretty consistent. Rob, do you want to go into that?

Rob Eastep, Saxon Capital, Inc. - CFO

    Yes.        Rick, we anticipate somewhere around 4 points lifetime cumulative.

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

        And that’s over about a 5.5 to 6 year life of the trust. That’s about what they’ve been averaging. And it’s been extremely consistent, although our current loss curves are performing much better than they have in the past. And that’s really a reflection of the credit mix.

Richard Shane, Jefferies & Co. - Analyst

        Two last quick ones. You mentioned on the tax rate that there was a 1.9 million benefit from the state of Virginia. By my calculations, that’s about 60 percent of the differential on the tax for the quarter. What’s the other 40 percent coming off (ph)?

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

        The other 40 percent — my CFO just corrected me that it was 2.9 million, was the net benefit.

Richard Shane, Jefferies & Co. - Analyst

        And then the last question is, within the structure that you’re contemplating as a REIT, I know there are limits on assets between the QRS and — or the qualifying and the taxable REIT sub. Is there any limit on income at the taxable REIT sub?

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

        Yes, there is. Rob, do you want to go into that?

Rob Eastep, Saxon Capital, Inc. - CFO

    Yes.        Rick, there’s actually two tests. And due to the complexities, I’ll just kind of give you the highlights, and then if you want, we can, offline, get into a little bit more of the details. Basically, there’s two tests; there’s a 95 percent REIT asset test, and there’s a 75 percent REIT asset test.

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

      Income.

Rob Eastep, Saxon Capital, Inc. - CFO

        Yes, income; I’m sorry. So those two tests, and there’s different things that go into each of those two calculations. But in general, you’re looking at the bad REIT income can be no more than 25 percent of the total, if you’re looking at the 75 percent test. And then there are some other things that would qualify to get you to 95 percent.

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

        But, Rick, I think it’s important to note that we have a lot of flexibility in determining how much servicing income we make, especially if you noted in preparation for becoming the REIT, we reclassified for the year our prepayment penalty income. Prepayment penalty income in the past — we took it down in servicing. It’s very common, and it’s the normal mode to take that in your net yield because, if you think about it, we will pay more for a loan or give the customer a lower rate if it has a prepayment penalty. And the reason for that is to protect the capital investment in the net margin so that the customer pays back early than we have modeled, that we recapture our costs and that comes in as interest income. It’s also good REIT income.

        That’s a significant number for us and, going forward, that’s going to be up in the REIT and not down in the servicing center. And then, depending upon what entity we originate our loans from, we can control the amount of income that goes there. But it is our intention, as we manager balance sheet and our income statement, to try to grow our servicing business as much as we possibly can, to maximize that 25 percent of taxable income, because that we are allowed to keep and retain in the Company to fund future growth, along with 10 percent of the good REIT earnings that we can retain. And that will be — as we grow and mature two and three years into this new structure, that will be the source of our growth capital, as our portfolio cash flows have been for almost a year in the C-corp (ph).

Richard Shane, Jefferies & Co. - Analyst

        Mike, if you would just let me ask one quick follow-up question related to this, the expectation would be, then, that you’ll see essentially a 3-to-1 ratio between REIT earnings and what would be distributed as a dividend in the taxable REIT sub. How do you treat the taxes at the TRS for that? Is it a pretax 25 percent or an after-tax 25 percent?

Rob Eastep, Saxon Capital, Inc. - CFO

        Rick, it’s actually on income. It’s not an after-tax number, so it’s just your growth income.

Operator

      Jeff Hires (ph).

      Jeff Hires, — Analyst

        As a follow-up to Alan’s questions earlier on the servicing, are you seeing an increased demand for subservicing, or more opportunities for a servicing portfolio acquisition, specifically in the past couple of months? I guess that will be my first question.

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

        Absolutely, we have seen that demand. As we have talked in the past, and has Saxon has struggled over the years — not so much struggled but been successful — we have tried very hard in the asset-backed markets to create a Saxon brand name. And you create that name through constant and repetitive superior performance which is predictable over time. We have, over the last year and a half, been able to benefit from that creation of that Saxon brand, in that bringing Saxon to a deal, as loans purchased in the secondary market are securitized and financed over their life, having Saxon within the deal as a servicer or the subservicer will bring economic advantage to the issuer. So we have had an ability to acquire good servicing assets at economic prices, which for the issuer makes good sense, because we improve the overall economics, including the amount of overcollateralization required within some of the deals.

        We have an expectation that that demand will continue, and I’d love to say that it’s all just because we’re really good. But it’s also there’s a dislocation in the marketplace. There is a heavy concentration within one or two of our servicers that have had some headline issues over the last two years. Saxon has not had that problem, and we do not anticipate that anticipate that problem.

        Secondly, there has been a very large amount of whole-loan buying going on by investment bankers who are not in the business of — nor do they desire to be — mortgage loan servicing companies. So you have a surplus of supply in the marketplace; you have a paucity of qualified, respected sub-prime servicers in the marketplace. And so we have moved, especially in a flat to declining origination market, which everybody has already seen and expects to continue for the short term — we have moved the placement of our investment capital over to these assets which, in a rising rate environment, we feel will actually stay on the books a little bit longer than they have in the past.

      Jeff Hires, — Analyst

    Exactly.        Give the dislocations and your perception in the market and your performance as a servicer for these type of assets, is it fair to assume that the net after-tax spreads — you are currently at approximately (technical difficulty) — that that should increase a little bit over time?

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

        Well, let’s look at the fourth quarter. We bought about 1.2 in third-party servicing. We paid an average of about 63 basis points for that servicing. And that’s for an asset that will yield, on about a 4.5 year life, about 50 basis points in annual servicing fee income, and an additional 18 basis points in ancillary fee income. It costs us, fully loaded, 26 basis points per year to run that business. On the other hand, the marginal cost of increasing this over the fixed — it lowers the fixed cost of our investment in the platform. And we find that business to be extremely accretive, and a good business to be in.

      Jeff Hires, — Analyst

        Just following up on that point, how scalable is your servicing platform? How large could you get?

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

        Well, the vendor that we are on, which is Five Serve (ph) — I mean, they’re the largest servicing vendor out there in the non-private sector. And they’re a service bureau. So in terms of theoretically, I don’t know, bigger than Household.

        But the real deal here is, in order to maintain our standards, just as some of the throttle on our growth over the years has been our underwriting discipline, is we will not add third-party servicing until we have the people in house that are trained, and they’re on staff and they can maintain the performance standards, because the value is not in the next servicing deal that I create. The value is in the maintenance of Saxon’s performance level and the maintenance and enhancement of our brand name, because that’s what drives the value-added and that’s what drives the profits and accretive returns for the business.

        So in the current fixed platform that we have now, we could probably take the total portfolio up somewhere in the neighborhood of $12 to $14 billion before we have to expand physical plant space. And we are currently at 9.9.

Operator

      Josh Elvin (ph).

      Josh Elvin, — Analyst

        The 4.5 average year life, you said, on the servicing portfolio you acquired — is that pretty consistent with your current servicing portfolio, would you say?

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

        Well, yes. The weighted average life is really more around 41 to 42 months. 4.5 years, my expectation that in a rising interest rate environment, with the level of prepayment penalty protection that is in the pools that we buy, that there will be some extenuation of the life of the asset. Currently, we run approximately 38 months for ARM loans and about 42 for fixed, and that’s been consistent pretty much for about 20 years in up-and-down markets.

      Josh Elvin, — Analyst

        And what kind of trends have you seen, as far as prepayments? Have you seen them begin to slow yet, or have they ticked up a little bit here in the first part of ‘04?

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

      Rob?

Rob Eastep, Saxon Capital, Inc. - CFO

        What we’ve seen in prepayments in our portfolio is that they have slowed down a little bit in November and December. And January is too early to call at this point in time.

      Josh Elvin, — Analyst

        Then, talking a little bit about the cost to produce, I noticed it kind of picked up a little bit in the fourth quarter. Can you tell me what was driving that, and what the trend (multiple speakers)?

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

        Well, twofold. Number one, we did have a decrease in two of our channels in origination volume in the fourth quarter, and that will drive your cost to produce. And at the same time, we had an increased investment in our servicing operation, and that gets reflected down through assignment of cost and total cost to produce.

        And secondly, we have — it’s generally in the fourth quarter, is when we start revamping and making investment in marketing for our retail operation, because it takes 6 to 12 months to get the returns in terms of production for those marketing investments. And we retooled some of our marketing messages to go after more of the traditional cash-out bill consolidation customer, versus over the last two years in retail, we’ve been doing a lot of purchase money and rate term refunds.

      Josh Elvin, — Analyst

        And then, you spoke a little bit about an increase in price competition in the marketplace. Do you feel comfortable in kind of pointing to some of the players your are seeing a lot of that competition being driven by?

Michael Sawyer, Saxon Capital, Inc. - Director, CEO

        I don’t like to do that, but there’s been several of our competitors that have come out with earnings announcements, and I would focus your on their premiums received for loans sold, their cost of funds and their total cost to produce. If you’re losing money on a loan, you can’t make it up in volume.

        That concludes our questions for the day. I would like thank everybody once again. As we move forward in 2004, we expect to continue to grow our own portfolio at a consistent and sustainable level. We expect to successfully complete the conversion of the Company to a real estate investment trust, and we thank you all for your continued trust and investment.

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